UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

October 22, 2008

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 7.01 - Regulation FD Disclosure

On October 22, 2008, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the third quarter 2008.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: October 23, 2008
Michael W. Harden, Jr.
Acting Chief Financial Officer

THE SAVANNAH BANCORP, INC.

October 22, 2008
For Release: Immediately

Savannah Bancorp Reports Third Quarter Earnings of $1.6 million
and Declares Regular Quarterly Dividend

SAVANNAH, GA--(Globe Newswire) – October 22, 2008 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported net income for the third quarter 2008 of $1,638,000 compared to $2,381,000 in the third quarter 2007. Net income per diluted share was 28 cents compared to 40 cents per diluted share in the third quarter of 2007, a decrease of 30 percent. The decline in third quarter earnings results primarily from a higher provision for loan losses and a lower net interest margin in 2008 as compared to 2007. Third quarter 2008 earnings include the net income derived from the previously announced acquisition of Minis & Co., Inc. ("Minis") on August 31, 2007.

Total assets increased 10 percent to $981 million at September 30, 2008, up $92 million from $889 million a year earlier. Loans, excluding loans held for sale, were $854 million compared to $778 million one year earlier, an increase of 9.8 percent. Deposits totaled $803 million and $746 million at September 30, 2008 and 2007, respectively, an increase of 7.6 percent. Shareholders' equity increased 6.7 percent to $80 million at September 30, 2008 from $75 million at September 30, 2007. The Company's total capital to risk-weighted assets ratio was 11.58 percent, well in excess of the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John Helmken, President and CEO, said, "Our net income for the first nine months of the year of over $5 million is both satisfying and disappointing. Satisfying in that profitability in these uncertain economic times speaks to the stability and sound banking practices that will allow us to continue serving existing customers while providing capacity to bring new customers into our Company. However, we are disappointed to see a decrease in earnings over the third quarter of last year. We are not accustomed to a single digit return on equity or an efficiency ratio in excess of 60%. Management is taking steps to improve both while continuing our focus on asset quality. We cannot overstate the value of experienced bankers in key roles at times like these."

The allowance for loan losses was $12,390,000, or 1.45 percent of loans at September 30, 2008 compared to $9,842,000 or 1.26 percent of total loans a year earlier. Nonperforming assets were $28,195,000 or 3.28 percent of total loans and other real estate owned at September 30, 2008 compared to $7,908,000 or 1.01 percent at September 30, 2007. Third quarter net charge-offs were $1,560,000 compared to net charge-offs of $310,000 in the same period in 2007. The provision for loan losses for the third quarter of 2008 was $1,505,000 compared to $635,000 for the third quarter of 2007.

Helmken added, "We have a strong capital and liquidity position and, more importantly, a strong and growing customer base, all of which aids us now and as we look toward the future. The establishment of our special asset subsidiary at the end of the quarter allows us to concentrate even more directly on our problem credits and will serve us well in the short and long run. This quarter we also celebrated the opening of our second branch of Bryan Bank & Trust in Richmond Hill, GA. This new facility contains our new operations center as well. While we remain diligent in our credit underwriting, we are also on the street inviting people to experience our high touch style of banking and demonstrating to them the value of our 18 plus years in our communities and the flexibility of our community banks."

Net interest income was flat in the third quarter 2008 versus the third quarter 2007. Third quarter net interest margin declined to 3.63 percent in 2008 from 3.95 percent in 2007 primarily due to lower loan market rates, competitive local deposit pricing and growth in higher cost deposits. The third quarter 2008 net interest margin declined 0.14 percent, or 14 basis points, from the 3.77 percent margin for the second quarter 2008.

Noninterest income increased $857,000, or 74 percent in the third quarter of 2008 versus the same period in 2007 due to higher trust and asset management fees of $334,000, service charges on deposits of $174,000 and a non-operating hedging related gain of $403,000 partially offset by $55,000 in lower mortgage related income.

Noninterest expense increased to $6,234,000, up $1,058,000 or 20 percent, in the third quarter 2008 compared to the third quarter 2007. Third quarter 2008 noninterest expense included $320,000 of expenses related to Minis. Noninterest expense also included $121,000 of higher FDIC insurance premiums and approximately $83,000 of costs related to other real estate owned and loan costs. The remainder of the increase was due to higher personnel, occupancy and equipment and other expense.

Today, the Board of Directors approved a regular quarterly cash dividend of 12.5 cents per share payable on November 17, 2008 to shareholders of record on October 31, 2008.

The Savannah Bancorp, Inc. ("SAVB"), a bank holding company for The Savannah Bank, N.A. ("Savannah"), Bryan Bank & Trust (Richmond Hill, Georgia) ("Bryan"), Harbourside Community Bank (Hilton Head Island, SC) ("Harbourside") and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
           Michael W. Harden, Jr., Acting Chief Financial Officer, 912-629-6496

Attachments

The Savannah Bancorp, Inc. and Subsidiaries
Third Quarter Financial Highlights
September 30, 2008 and 2007
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at September 30	**2008**	2007	% Change
Total assets	**$ 981,341**	$ 889,196	*10*
Interest-earning assets	**914,010**	844,287	*8.3*
Loans	**854,447**	778,262	*9.8*
Allowance for loan losses	**12,390**	9,842	*26*
Non-accruing loans	**17,753**	5,028	*NM*
Loans past due 90 days – accruing	**4,274**	1,728	*NM*
Other real estate owned	**6,168**	1,152	*NM*
Net charge-offs	**4,204**	642	*NM*
Deposits	**803,483**	745,878	*7.7*
Interest-bearing liabilities	**807,041**	717,357	*13*
Shareholders' equity	**79,595**	75,164	*5.9*
Allowance for loan losses to total loans	**1.45 %**	1.26 %	*15*
Nonperforming assets to total loans and other real estate owned	**3.28 %**	1.02 %	*NM*
Loan to deposit ratio	**106.34 %**	104.34 %	*1.9*
Equity to assets	**8.11 %**	8.45 %	*(4.0)*
Tier 1 capital to risk-weighted assets	**10.32 %**	11.04 %	*(6.5)*
Total capital to risk-weighted assets	**11.58 %**	12.29 %	*(5.8)*
Outstanding shares	**5,934**	5,917	*0.3*
Book value per share	**$ 13.41**	$ 12.70	*5.6*
Tangible book value per share	**$ 12.96**	$ 12.09	*7.2*
Market value per share	**$ 13.25**	$ 24.69	*(46)*
Performance Data for the Third Quarter			
Net income	**$ 1,638**	$ 2,381	*(31)*
Return on average assets	**0.68 %**	1.08 %	*(37)*
Return on average equity	**8.24 %**	13.04 %	*(37)*
Net interest margin	**3.63 %**	3.95 %	*(8.1)*
Efficiency ratio	**60.69 %**	54.65 %	*11*
Per share data:			
Net income – basic	**$ 0.28**	$ 0.41	*(32)*
Net income – diluted	**$ 0.28**	$ 0.40	*(30)*
Dividends	**$ 0.125**	$ 0.120	*4.2*
Average shares (000s):			
Basic	**5,930**	5,862	*1.2*
Diluted	**5,943**	5,928	*0.3*
Performance Data for the First Nine Months			
Net income	**$ 5,228**	$ 7,283	*(28)*
Return on average assets	**0.74 %**	1.14 %	*(35)*
Return on average equity	**8.88 %**	13.94 %	*(36)*
Net interest margin	**3.70 %**	4.08 %	*(9.3)*
Efficiency ratio	**61.21 %**	54.60 %	*12*
Per share data:			
Net income – basic	**$ 0.88**	$ 1.25	*(30)*
Net income – diluted	**$ 0.88**	$ 1.23	*(28)*
Dividends	**$ 0.375**	$ 0.360	*4.2*
Average shares (000s):			
Basic	**5,929**	5,823	*1.8*
Diluted	**5,949**	5,905	*0.7*

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
September 30, 2008 and 2007
($ in thousands, except share data)
(Unaudited)

	September 30,	
	2008	2007
Assets		
Cash and due from banks	$ 14,968	$ 16,211
Federal funds sold	11,570	6,747
Interest-bearing deposits	4,221	2,073
Cash and cash equivalents	30,759	25,031
Securities available for sale, at fair value (amortized		
cost of $61,200 in 2008 and $62,192 in 2007)	61,803	62,171
Loans held for sale	326	41
Loans, net of allowance for loan losses		
of $12,390 in 2008 and $9,842 in 2007	842,057	768,420
Premises and equipment, net	11,196	6,525
Other real estate owned	6,168	1,152
Bank-owned life insurance	6,160	5,926
Goodwill and other intangible assets, net	2,678	2,773
Other assets	20,194	17,157
Total assets	$ 981,341	$ 889,196
Liabilities		
Deposits:		
Noninterest-bearing	$ 86,290	$ 90,342
Interest-bearing demand	118,951	107,879
Savings	14,572	17,043
Money market	186,659	188,947
Time deposits	397,011	341,667
Total deposits	803,483	745,878
Short-term borrowings	67,782	48,453
FHLB advances - long-term	11,756	3,058
Subordinated debt	10,310	10,310
Other liabilities	8,415	6,333
Total liabilities	901,746	814,032
Shareholders' equity		
Preferred stock, par value $1 per share:		
authorized 10,000,000 shares, none issued	-	-
Common stock, par value $1 per share: authorized		
20,000,000 shares; issued 5,933,789 and 5,916,797 shares		
in 2008 and 2007, respectively	5,934	5,917
Additional paid-in capital	38,496	38,260
Retained earnings	33,514	30,870
Treasury stock, 318 in 2008 and 2007	(4)	(4)
Accumulated other comprehensive income, net	1,655	121
Total shareholders' equity	79,595	75,164
Total liabilities and shareholders' equity	$ 981,341	$ 889,196

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
For the Nine Months and Five Quarters Ending September 30, 2008 and 2007
($ in thousands, except per share data)

	(Unaudited)			(Unaudited)					
	For the Nine Months Ended			**2008**			2007		Q3-08 /
	September 30,		%	**Third**	Second	First	Fourth	Third	Q3-07
	2008	2007	Chg	**Quarter**	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	**$40,991**	$44,420	(7.7)	**$13,333**	$13,447	$14,211	$15,016	$15,196	(12)
Loans held for sale	**52**	84	(38)	**20**	20	12	14	15	33
Investment securities	**2,264**	2,140	5.8	**722**	760	782	767	794	(9.1)
Deposits with banks	**131**	245	(47)	**30**	34	67	100	44	(32)
Federal funds sold	**117**	426	(73)	**31**	33	53	45	130	(76)
Total interest and dividend income	**43,555**	47,315	(7.9)	**14,136**	14,294	15,125	15,942	16,179	(13)
Interest expense									
Deposits	**16,873**	19,534	(14)	**5,391**	5,358	6,124	6,881	6,963	(23)
Short-term borrowings & sub debt	**1,760**	2,518	(30)	**412**	467	881	935	860	(52)
FHLB advances	**214**	367	(42)	**82**	83	49	46	48	71
Total interest expense	**18,847**	22,419	(16)	**5,885**	5,908	7,054	7,862	7,871	(25)
Net interest income	**24,708**	24,896	(0.8)	**8,251**	8,386	8,071	8,080	8,308	(0.7)
Provision for loan losses	**3,730**	1,530	144	**1,505**	1,155	1,070	3,145	635	137
Net interest income after the provision for loan losses	**20,978**	23,366	(10)	**6,746**	7,231	7,001	4,935	7,673	(12)
Noninterest income									
Trust and asset management fees	**2,157**	744	190	**713**	720	724	769	379	88
Service charges on deposits	**1,434**	1,034	39	**513**	534	387	349	339	51
Mortgage related income, net	**235**	517	(55)	**86**	86	63	98	141	(39)
Other operating income	**1,616**	928	74	**726**	300	590	315	305	138
(Loss) gain on sale of OREO	**(1)**	(6)	(83)	**(17)**	17	(1)	(38)	-	NM
Gain on sale of securities	**134**	-	NM	**-**	134	-	-	-	NM
Total noninterest income	**5,575**	3,217	73	**2,021**	1,791	1,763	1,493	1,164	74
Noninterest expense									
Salaries and employee benefits	**10,441**	8,721	20	**3,479**	3,489	3,473	3,125	2,919	19
Occupancy and equipment	**2,766**	2,336	18	**967**	910	889	958	796	21
Information technology	**1,212**	1,194	1.5	**424**	395	393	422	388	9.3
Other operating expense	**4,116**	3,099	33	**1,364**	1,357	1,395	1,285	1,073	27
Total noninterest expense	**18,535**	15,350	21	**6,234**	6,151	6,150	5,790	5,176	20
Income before income taxes	**8,018**	11,233	(29)	**2,533**	2,871	2,614	638	3,661	(31)
Income tax expense	**2,790**	3,950	(29)	**895**	985	910	285	1,280	(30)
Net income	**$ 5,228**	$ 7,283	(28)	**$ 1,638**	$ 1,886	$ 1,704	$ 353	$ 2,381	(31)
Net income per share:									
Basic	**$ 0.88**	$ 1.25	(30)	**$ 0.28**	$ 0.32	$ 0.29	$ 0.06	$ 0.41	(32)
Diluted	**$ 0.88**	$ 1.23	(28)	**$ 0.28**	$ 0.32	$ 0.29	$ 0.06	$ 0.40	(30)
Average basic shares (000s)	**5,929**	5,823	1.8	**5,930**	5,931	5,928	5,923	5,862	1.2
Average diluted shares (000s)	**5,949**	5,905	0.7	**5,943**	5,952	5,951	5,968	5,928	0.3
Performance Ratios									
Return on average equity	**8.88%**	13.94%	(36)	**8.24%**	9.65%	8.76%	1.83%	13.04%	(37)
Return on average assets	**0.74%**	1.14%	(35)	**0.68%**	0.80%	0.73%	0.15%	1.08%	(37)
Net interest margin	**3.70%**	4.08%	(9.3)	**3.63%**	3.77%	3.70%	3.72%	3.95%	(8.1)
Efficiency ratio	**61.21%**	54.60%	12	**60.69%**	60.44%	62.54%	60.48%	54.65%	11
Average equity	**78,616**	69,856	13	**79,035**	78,596	78,210	74,447	72,436	9.1
Average assets	**949,813**	855,336	11	**964,762**	949,937	934,756	910,785	875,532	10
Average interest-earning assets	**890,124**	819,640	8.6	**901,992**	892,397	876,022	865,430	837,586	7.7

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of September 30, 2008, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total tangible equity capital for the Company was $76.9 million, or 7.84 percent of total assets at September 30, 2008. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Harbourside	Minimum	Well-Capitalized
Qualifying Capital						
Tier 1 capital	$ 85,262	$ 53,486	$ 19,851	$ 6,970	-	-
Total capital	95,611	60,196	22,456	7,797	-	-
Leverage Ratios						
Tier 1 capital to average assets	8.84%	8.42%	8.76%	7.34%	4.00%	5.00%
Risk-based Ratios						
Tier 1 capital to risk-weighted assets	10.32%	9.99%	9.53%	10.61%	4.00%	6.00%
Total capital to risk-weighted assets	11.58%	11.25%	10.78%	11.86%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The capital ratios are significantly above the well-capitalized threshold. The Company currently has capacity to add approximately $12 million of trust preferred borrowings and to the capital markets, if needed, to maintain the well-capitalized status of the Subsidiary Banks.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
(Unaudited)

	2008			2007	
($ in thousands)	**Third Quarter**	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 12,445**	$ 12,128	$ 12,864	$ 9,842	$ 9,517
Provision for loan losses	**1,505**	1,155	1,070	3,145	635
Net charge-offs	**(1,560)**	(838)	(1,806)	(123)	(310)
Balance at end of period	**$ 12,390**	$ 12,445	$ 12,128	$ 12,864	$ 9,842
As a % of loans	**1.45%**	1.48%	1.45%	1.59%	1.26%
As a % of nonperforming loans	**56.25%**	66.61%	69.26%	73.83%	145.68%
As a % of nonperforming assets	**43.94%**	59.18%	62.08%	65.85%	124.46%
Net charge-offs as a % of average loans (a)	**0.75%**	0.40%	0.90%	0.07%	0.17%
Risk element assets					
Nonaccruing loans	**$ 17,753**	$ 16,991	$ 16,915	$ 14,663	$ 5,028
Loans past due 90 days – accruing	**4,274**	1,693	596	2,761	1,728
Total nonperforming loans	**22,027**	18,684	17,511	17,424	6,756
Other real estate owned	**6,168**	2,346	2,025	2,112	1,152
Total nonperforming assets	**$ 28,195**	$ 21,030	$ 19,536	$ 19,536	$ 7,908
Loans past due 30-89 days	**$ 8,841**	$ 6,528	$ 11,014	$ 4,723	$ 5,302
Nonperforming loans as a % of loans	**2.58%**	2.22%	2.10%	2.24%	0.87%
Nonperforming assets as a % of loans and other real estate owned	**3.28%**	2.50%	2.33%	2.51%	1.01%
Nonperforming assets as a % of capital (b)	**30.65%**	23.13%	21.47%	21.92%	9.30%

(a) Annualized
(b) Capital includes the allowance for loan losses

The Savannah Bancorp, Inc. & Subsidiaries
Loan Concentration Schedule
September 30, 2008 and December 31, 2007

($ in thousands)	9/30/08	% of Total	12/31/07	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	$ 138,570	16	$ 118,714	15	17
Non owner-occupied	122,867	14	118,904	15	3
Construction	24,036	3	33,923	4	(29)
Commercial land and lot development	41,690	5	38,127	5	9
Total non-residential real estate	327,163	38	309,668	39	6
Residential real estate					
Owner-occupied – 1-4 family	84,589	10	83,828	10	1
Non owner-occupied – 1-4 family	130,804	15	114,992	14	14
Construction	52,239	6	57,541	7	(9)
Residential land and lot development	110,071	13	109,718	14	0
Home equity lines	50,586	6	43,322	5	17
Total residential real estate	428,289	50	409,401	50	5
Total real estate loans	755,452	88	719,069	89	5
Commercial	80,991	10	71,370	9	13
Consumer	18,260	2	18,692	2	(2)
Unearned fees, net	(256)	-	(480)	-	(47)
Total loans, net of unearned fees	$ 854,447	100	$ 808,651	100	6

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Third Quarter, 2008 and 2007

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
QTD 9/30/08	QTD 9/30/07	QTD 9/30/08	QTD 9/30/07		QTD 9/30/08	QTD 9/30/07	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 5,530	$ 3,370	2.15	5.18	Interest-bearing deposits	$ 30	$ 44	$ (14)	$ (26)	$ 12
57,053	60,393	4.88	5.13	Investments - taxable	702	781	(79)	(38)	(41)
1,912	2,320	5.39	6.16	Investments - non-taxable	26	36	(10)	(5)	(5)
6,356	10,183	1.94	5.06	Federal funds sold	31	130	(99)	(80)	(19)
1,189	825	6.67	7.21	Loans held for sale	20	15	5	(1)	6
829,952	760,495	6.37	7.94	Loans (c)	13,334	15,212	(1,878)	(3,009)	1,131
901,992	837,586	6.22	7.68	Total interest-earning assets	14,143	16,218	(2,075)	(3,082)	1,007
62,770	37,946			Noninterest-earning assets					
$ 964,762	$ 875,532			Total assets					
				Liabilities and equity					
				Deposits					
$ 118,182	$ 114,157	1.15	2.04	NOW accounts	344	586	(242)	(256)	14
15,450	17,722	0.90	0.99	Savings accounts	35	44	(9)	(4)	(5)
134,961	138,104	2.42	4.20	Money market accounts	822	1,462	(640)	(620)	(20)
71,632	37,577	2.40	5.30	Money market accounts - institutional	433	502	(69)	(275)	206
150,487	135,026	4.28	5.38	CDs, $100M or more	1,625	1,831	(206)	(374)	168
95,919	76,391	3.26	4.97	CDs, broker	787	956	(169)	(329)	160
133,062	123,740	4.01	5.07	Other time deposits	1,345	1,582	(237)	(331)	94
719,693	642,717	2.97	4.30	Total interest-bearing deposits	5,391	6,963	(1,572)	(2,155)	583
11,802	3,108	2.76	6.13	FHLB advances - long-term	82	48	34	(26)	60
52,162	50,760	2.05	5.06	Short-term borrowings	267	647	(380)	(388)	8
10,310	10,310	5.50	8.20	Subordinated debt	143	213	(70)	(70)	-
793,967	706,895	2.94	4.42	Total interest-bearing liabilities	5,883	7,871	(1,988)	(2,637)	649
83,562	88,654			Noninterest-bearing deposits					
8,198	7,547			Other liabilities					
79,035	72,436			Shareholders' equity					
$ 964,762	$ 875,532			Liabilities and equity					
		3.28	3.26	Interest rate spread					
		3.63	3.95	Net interest margin					
				Net interest income	$ 8,260	$ 8,347	$ (87)	$ (445)	$ 358
$ 108,025	$ 130,691			Net earning assets					
$ 803,255	$ 731,371			Average deposits					
		2.66	3.78	Average cost of deposits					
103%	104%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $7 and $39 in the third quarter 2008 and 2007, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Nine Months, 2008 and 2007

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
YTD 9/30/08	YTD 9/30/07	YTD 9/30/08	YTD 9/30/07		YTD 9/30/08	YTD 9/30/07	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 6,038	$ 6,246	2.89	5.24	Interest-bearing deposits	$ 131	$ 245	$ (114)	$ (110)	$ (4)
57,646	56,146	5.09	4.99	Investments - taxable	2,203	2,095	108	42	66
1,915	2,107	5.50	7.23	Investments - non-taxable	79	114	(35)	(27)	(8)
6,618	10,928	2.36	5.21	Federal funds sold	117	426	(309)	(234)	(75)
968	1,510	7.16	7.44	Loans held for sale	52	84	(32)	(3)	(29)
816,939	742,703	6.69	8.01	Loans (c)	40,997	44,468	(3,471)	(7,359)	3,888
890,124	819,640	6.52	7.74	Total interest-earning assets	43,579	47,432	(3,853)	(7,507)	3,654
59,689	35,696			Noninterest-earning assets					
$ 949,813	$ 855,336			Total assets					
				Liabilities and equity					
				Deposits					
$ 118,278	$ 114,477	1.29	2.05	NOW accounts	1,141	1,752	(611)	(653)	42
15,773	18,301	0.90	1.00	Savings accounts	106	137	(31)	(14)	(17)
136,467	125,176	2.47	4.39	Money market accounts	2,529	4,106	(1,577)	(1,804)	227
63,994	37,577	2.83	4.33	Money market accounts - institutional	1,361	1,218	143	(423)	566
148,809	125,933	4.67	5.35	CDs, $100M or more	5,219	5,038	181	(643)	824
78,462	74,866	3.66	4.83	CDs, broker	2,153	2,706	(553)	(658)	105
131,476	121,651	4.42	5.03	Other time deposits	4,364	4,577	(213)	(557)	344
693,259	617,981	3.24	4.23	Total interest-bearing deposits	16,873	19,534	(2,661)	(4,593)	1,932
9,812	9,454	2.91	5.19	FHLB advances - long-term	214	367	(153)	(162)	9
65,973	49,416	2.60	5.11	Short-term borrowings	1,289	1,889	(600)	(931)	331
10,310	10,310	6.09	8.16	Subordinated debt	471	629	(158)	(160)	2
779,354	687,161	3.22	4.36	Total interest-bearing liabilities	18,847	22,419	(3,572)	(5,881)	2,309
83,738	91,527			Noninterest-bearing deposits					
8,105	6,792			Other liabilities					
78,616	69,856			Shareholders' equity					
$ 949,813	$ 855,336			Liabilities and equity					
		3.30	3.38	Interest rate spread					
		3.70	4.08	Net interest margin					
				Net interest income	$24,732	$ 25,013	$ (281)	$ (1,626)	$ 1,345
$ 110,770	$ 132,479			Net earning assets					
$ 776,997	$ 709,508			Average deposits					
		2.89	3.68	Average cost of deposits					
105%	105%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $24 and $117 in 2008 and 2007, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.